July 28, 2025

Toby Hong Xu
Chief Financial Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
People   s Republic of China

       Re: Alibaba Group Holding Ltd
           Registration Statement on Form F-4
           Filed July 21, 2025
           File No. 333-288794
Dear Toby Hong Xu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at 202-551-6613 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Bruce Sun